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                                  EXHIBIT 20.2

                                  PRESS RELEASE

               Long Beach Financial Corporation Adopts Stockholder Rights Plan

        Business Editors

        ORANGE, Calif. -- (BUSINESS WIRE) - Nov. 7, 1997 - Long Beach Financial Corporation (NASDAQ:LBFC) announced today that its board of directors has approved the adoption of a Stockholder Rights Plan similar to those adopted by many public companies.

        The Plan is intended to allow all Long Beach Financial stockholders to realize the long-term value of their investment by giving the board and management sufficient time to evaluate and respond to any proposed takeover of the Company.

        "This action by the board was not taken in response to any specific takeover threat," said M. Jack Mayesh, chairman and chief executive officer of Long Beach Financial.

        "The Plan will not, and is not intended to, prevent an acquisition of the Company on terms that are fair and in the best interest of all stockholders. The Plan is designed to increase the Board's flexibility in the event Long Beach Financial is confronted with coercive or unfair takeover tactics."

        The Plan provides for the distribution to Long Beach Financial's stockholders of one preferred stock purchase "right" for each outstanding share of common stock owned. The rights will trade with the Company's common stock and will not be exercisable until the occurrence of certain takeover related events. If a person or group acquires 15% or more of Long Beach's common stock, the holders of the rights (other than the acquiring person or group) would, under certain circumstances, have the right to purchase additional shares of Long Beach common stock (or, in soma cases, of the acquiring entity) at a discount to the then market price.

        The rights can be redeemed by the Company at any time, and will otherwise expire on November 9, 2007. Further details regarding the Plan will be provided to stockholders of record in a forthcoming letter.

        Long Beach Financial Corporation is the holding company for Long Beach Mortgage Company, which originates, purchases and sells sub-prime residential home mortgage loans. The Company's strategy is to sell its loans for cash to institutional investors, limiting its level of risk in holding residual interests.

        CONTACT:      Long Beach Financial Corporation
                      M. Jack Mayesh, 714/835-5743
                             or
                      Morgen-Walke Associates
                      John Swenson/Doug Sherk, 415/296-7383


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                      (Investor relations)
                      Carol Lehrman, 415/296-7383 (Media Relations)






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